UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Chief Executive Officer and Executive Director

The board (“Board”) of directors of Primega Group Holdings Limited (the “Company”) announces that Mr. Hui Chun Kit (“Mr. Hui”) has tendered his resignation as Chief Executive Officer (“CEO”) and executive director (“Executive Director”) of the Company with effect from July 31, 2024. Mr. Hui’s resignation was not the result of any disagreement with the Board or the Company, but due to his personal reasons.

The Board would like to express its sincere gratitude to Mr. Hui for his service and contribution to the Company during his tenure of office.

Appointment of Replacement Chief Executive Officer and Executive Director

The Board further announces Mr. Kan Chi Wai (“Mr. Kan”) will be appointed as CEO and Executive Director with effect from July 31, 2024 to fill the casual vacancies created by Mr. Hui’s resignation.

Mr. Kan, aged 47, has over 10 years of experience in the construction industry in Hong Kong and has accumulated extensive experience in conducting surveying works for construction projects of various scales in Hong Kong. Mr. Kan has served as a quantity surveyor of Primega Construction Engineering Co. Limited (“Primega Construction”), the indirect wholly owned operating subsidiary of the Company in Hong Kong, since July 2022 and is tasked with, amongst others, project financial management and general project management. Prior to his employment with Primega Construction, Mr. Kan has served as assistant quantity surveyor and chainman at other construction companies in Hong Kong.

The Board believes Mr. Kan will bring rich practical experience and valuable insights to the Company and would like to take this opportunity to welcome Mr. Kan on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: August 2, 2024